Michael Page

INTERNATIONAL

Management Accounts, 8 Bath Road, Slough SL1 3SA Tel: 01753 826800 Fax: 01753 849380
e-mail: uk.accounts@michaelpage.com

03 DEC 22 7:21

03045319

5 December 2003

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Notice of Extraordinary Meeting
2. Circular and Form of Proxy re Extraordinary General Meeting
3. Substantial shareholders notification – Fidelity
4. Substantial shareholders notification – Silchester

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

dlw 1/5

Direct Line 01753 849338
jeremytatham@michaelpage.com

Full Text Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of EGM
Released	11:13 2 Dec 2003
Number	7385S

RNS Number:7385S
Michael Page International PLC
02 December 2003

Michael Page International plc

Notice of Extraordinary General Meeting and of documents lodged at the Document Viewing Facility of the UKLA

Michael Page International plc announces its intention to hold an Extraordinary General Meeting of its shareholders on 18 December 2003 at 11.00am at its registered office, 39-41 Parker Street, London, WC2B 5LN, for the purposes of approving the establishment of a Share Incentive Plan for executive directors and certain senior managers of the group.

A copy of the circular incorporating the formal notice of the meeting and proxy card, which has today been despatched to all registered shareholders, has been submitted to the UKLA, and will shortly be available for inspection at the UKLA's Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London, E14 5HS.

Tel: 020 7676 1000.

END

Michael Page
INTERNATIONAL

Michael Page International Plc
Notice of Extraordinary General Meeting

This Document is important and requires your immediate attention.

If you are in any doubt as to its contents or what action to take, you are recommended to seek personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or any other independent professional advisor authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in Michael Page International plc ("Michael Page" or "the Company") please forward this document immediately, together with the accompanying proxy form to your stockbroker or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Notice of an Extraordinary General Meeting of Michael Page International Plc to be held at 11.00 a.m. on Thursday 18th December 2003 at Page House, 39-41 Parker Street, London WC2B 5LN is set out in this circular. To be valid for use at the Meeting, the accompanying proxy form must be completed and returned, in accordance with the instructions detailed thereon, to Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible and, in any event, so as to arrive no later than 11.00 a.m. on Tuesday 16th December 2003.

Letter from the Chairman

Dear Shareholder

Introduction

I am writing to you to seek your support for the introduction of a new Incentive Share Plan which will form part of a new remuneration strategy for Michael Page.

Michael Page International plc (the "Company") was floated on the London Stock Exchange in April 2001. Over two and a half years on from the flotation, the Remuneration Committee ("the Committee") has reviewed executive remuneration levels and structure and is proposing a strategy for remunerating senior executives (including Directors) for the foreseeable future.

The Committee has been cognisant of the remuneration practices that have operated throughout the whole Group for many years and have clearly contributed to its profitability, success and unrivalled position as the leading recruitment business headquartered in the UK. The Group's remuneration strategy must, however, apply not just to UK-based employees but also to those overseas, as the overseas turnover and profit of the Group are not insignificant, with 47% of turnover and 36% of profits emanating from outside of the UK.

A key feature of the Group's ability to control costs is its heavy reliance on team-based bonus arrangements for employees. These bonus plans typically involve employees receiving a percentage of the profit that their team generates. This results in a large element of employment costs being more closely linked to profitability than in more traditional people-based businesses, where bonus arrangements are not as highly geared or based on turnover.

Remuneration Strategy Outline

Fixed elements of pay

The Committee strongly believes that a continued chasing of a market median base salary is inappropriate for a company whose business model is based on having a significant proportion of total remuneration as variable pay directly related to performance. Accordingly, the Committee proposes to increase salaries at a rate broadly equivalent to movements in the UK Retail Prices Index in future years. This continues the policy that has been operated since the Company's flotation.

There are no proposed changes to the Company's benefits or pension arrangements, which are defined contribution pensions calculated on base pay, rather than the considerably more expensive defined benefit arrangements.

All Executive Directors are on 12 month rolling contracts. All Non-Executive Directors are fully independent.

Share Options

Annual share option grants (where the exercise price is fixed at the price at the date of grant) will be fixed at no more than 150,000 shares for the Chief Executive, 100,000 shares for each of the Executive Directors and 50,000 shares for certain other senior executives below board level. Fixing the number of shares available under the Company's option scheme to Executive Directors and other senior executives means the Company will be able to adhere to its obligations to shareholders to limit the issuance of shares through incentive schemes to 10% within a rolling 10 year period. No changes are therefore proposed now to the executive share option scheme, and there will not be a repricing of any existing share options in the Company. However, the Committee is aware of developing UK shareholder views on "retesting" of performance targets for share options and will be reviewing its approach for future grants over the next 6 months.

Annual Bonus Plan

The Committee believes that the annual bonus should be closely linked to the level of profits earned by the Company for shareholders. These are profits which very quickly translate into cash flow and therefore dividends or are retained as cash reserves.

Executives below board level have existing annual bonus arrangements, which are not to be changed. Those for the Executive Directors have historically been based broadly on performance but have not been formalised. Future annual bonuses for the Executive Directors will be based on the division of a pool of Profits earned during the financial year. 6% of Profits earned above a threshold equal to half of targeted Profits for the year will be reserved for bonuses (i.e. approximately 3% of total Profits). In addition, if Profits exceed 1.2 times the targeted level, then an additional 2% of Profits earned above the targeted level will be added to the bonus pool. Profits are defined as group profit before taxation, exceptional and extraordinary items and before the Executive Directors' annual bonus charges and charges or credits resulting from the Incentive Share Plan described below or other share option grants.

The targeted level of Profits for 2003 was set by reference to market expectations and internal forecasts. The target level will be disclosed retrospectively in the next published Remuneration Report. In future years the Committee retains the discretion to review this arrangement and set different rates and thresholds as it deems appropriate for the business.

In the event that this bonus mechanism creates a bonus greater than 100% of salary for any executive, the excess above the individual's salary will be paid into an employee benefit trust and invested in the Company's shares. These shares will be reserved for the executive and will vest in equal tranches 1, 2 and 3 years later, normally so long as the executive is still in employment at that time.

The bonus pool will be capable of variation by the Committee both up and down by, initially, 10%, to reflect the Committee's view on the performance of the Company relative to its directly comparable peers.

It is not anticipated that these arrangements will provide the Executive Directors with any greater level of annual bonuses than they would have received under the less formal existing arrangements.

Incentive Share Plan for Executive Directors and Senior Employees

The Company is proposing to introduce a new Incentive Share Plan for Executive Directors and senior employees. Initially, 5% of Group Profits will be paid into an employee benefit trust and invested in the Company's shares. Not more than 60% of this figure will be available for awards for the Executive Directors. The balance will be for awards to senior employees. Two thirds of these shares ("Deferred Share Awards") will be subject to a 3 year deferral period during which they will be forfeited if the relevant director or senior employee leaves, other than in "compassionate circumstances". Group Profits is defined as group profit before taxation and before exceptional and extraordinary items and charges or credits resulting from the Plan or other share option grants.

The remaining third ("Performance Share Awards") will also be deferred for 3 years but will be subject to earnings per share ("EPS") growth targets over the 3 year period. Awards up to 50% of a director's or senior employee's salary will only vest if EPS grows by an average of 5% over the growth in UK RPI per annum over the 3 year period. Any excess between 50% and 75% of salary will only vest to the extent that EPS grows by 7.5% over the growth in UK RPI per annum over the 3 year period. Finally, to the extent that the performance share award is greater than 75% of an executive's salary the hurdle will be 10% over the growth in UK RPI per annum over the 3 year period. If awards do not vest after 3 years, then they will lapse.

Senior executives of the Group who benefit from these arrangements will, in the future, receive only modest share option grants.

The Committee retains the discretion to review the proportion of profits dedicated to the Incentive Share Plan in the light of the growth in the size of the Company, its profitability and the number of Executive Directors.

A summary of the main features of the Michael Page International Incentive Share Plan 2004 is included in this Notice of Meeting.

Rationale for Change in Strategy

The Committee believes that it is in shareholders' interests for executives (both Executive Directors and senior executives below board level) to build and retain a significant stake in the business to more closely align their longer term interests with those of shareholders. Guidelines have been drawn up requiring Executive Directors to build and hold at least 1 times salary worth of shares in the Company (2 times salary for the Chief Executive) over the coming years. These guidelines will be periodically reviewed by the Committee.

The new Incentive Share Plan requires the approval of shareholders by way of ordinary resolution. The first awards under the Incentive Share Plan will be made after the publication of the 2004 financial results. However, as the Committee wishes to establish this new remuneration strategy with effect from the beginning of the current financial year, an Extraordinary General Meeting is being convened now to approve the new plan.

These proposals have been discussed with the Company's key institutional shareholders and we have received the support of an overwhelming majority of those consulted.

Action to be taken

Shareholders will find enclosed with this letter a proxy form for their use in respect of the resolution to be proposed at the Extraordinary General Meeting. Whether or not you intend to attend the meeting, you are asked to complete and return the proxy form as soon as possible and in any event to be received no later than 48 hours before the Extraordinary General Meeting. Completion and return of a proxy form will not prevent you from attending the meeting and voting in person if you so wish.

Recommendation

The Board believes that the resolution to be proposed at the Extraordinary General Meeting is in the best interests of the Company and shareholders as a whole. Accordingly, your Directors recommend that you vote in favour of the resolution. The Directors intend so to vote in respect of their own shareholdings, amounting to 200,712 ordinary shares representing approximately 0.06% of the issued ordinary share capital.

Yours sincerely

Adrian Montague
Chairman

Notice of Extraordinary General Meeting

Notice is hereby given that an Extraordinary General Meeting of Michael Page International plc will be held at 11.00 a.m. on Thursday 18th December 2003 at Page House, 39-41 Parker Street, London WC2B 5LN.

The following business will be transacted at the Meeting which will be proposed as an Ordinary Resolution requiring no less than a simple majority of votes cast in favour of the resolution to be passed.

Resolution: Michael Page Incentive Share Plan 2004

THAT:

(a) the rules of the Michael Page Incentive Share Plan 2004 ("the Plan"), the main features of which are summarised in the Appendix to this notice of Extraordinary General Meeting, be approved, and that the Directors be hereby authorised to do all acts and things as they consider necessary or expedient for the purposes of implementing the Plan; and

(b) the Directors be authorised to establish such schedules to the Plan and/or such other plans based on the Plan, but modified to take account of local tax, exchange control or securities laws outside the UK, provided that any shares made available under such schedules or plans must be treated as counting against the relevant individual limits in the Plan.

By order of the Board

Richard A. McBride
Company Secretary

Registered office:

Page House
39-41 Parker Street
London WC2B 5LN

Registered in England No. 3310225

2nd December 2003

Notes

A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company.

To be valid, a completed Form of Proxy and any power of attorney or other authority under which it is executed (or a duly certified copy thereof) must be lodged with the Company's Registrar (Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU) not less than 48 hours before the time appointed for the Meeting or adjourned Meeting at which it is to be used. Completion and return of a Form of Proxy will not preclude a member from personally attending and voting at the Meeting (in substitution for their proxy vote) if they subsequently decide to do so.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the Register of Members of the Company as at 11.00am on Tuesday 16th December 2003 or, if the Meeting is adjourned, on the Company's Register of Members 48 hours before the time fixed for the adjourned meeting, shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the Register of Members after 11.00am on Tuesday 16th December 2003 or, if the Meeting is adjourned, 48 hours before the time fixed for the adjourned Meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting, notwithstanding any provisions in any enactment, the Company's Articles of Association or other instrument to the contrary.

There will be available for inspection at the Company's Registered Office during normal business hours on any business day and at the place of the Extraordinary General Meeting for at least 15 minutes before the Meeting is held until its conclusion:

(a) copies of executive directors' service contracts together with all letters of appointment in respect of non-executive directors;

(b) the statutory register of directors' interests; and

(c) a copy of the draft rules of the Michael Page Incentive Share Plan 2004.

The document referred to in paragraph (c) above will also be available for inspection during normal business hours on any business day from the date of this Notice until the conclusion of the Meeting at the offices of New Bridge Street Consultants LLP, 20 Little Britain, London EC1A 7DH.

Appendix

Summary of the main features of the Michael Page Incentive Share Plan 2004 ("the Plan")

General

The Plan will be supervised, and awards will be made, by the Company's Remuneration Committee ("the Committee"), all members of which are independent non-executive directors, or by the trustee of an Employee Benefit Trust (the "Trust"), following a recommendation of the Committee.

Eligibility

All employees in the Company and its subsidiaries (including executive directors) who are not within six months of their anticipated retirement date will be eligible to participate in the Plan, at the discretion of the Committee.

Awards will, however, only be made initially to executive directors and selected senior executives.

Grants of Awards

Awards may only be granted within six weeks following the announcement by the Company of its results for any period, or the removal of any statutory or regulatory restriction which had previously prevented an award being granted, or at any other times considered by the Committee to be exceptional.

Awards may be granted either as restricted share awards or as options with a limited exercise period.

No awards may be granted more than 10 years after the approval of the Plan by shareholders. The continuing suitability of the Plan for the Company will be reviewed by the Committee.

No payment will be required for the grant of an award or, generally, on vesting. Awards are neither transferable nor pensionable.

Awards will be satisfied by the provision of shares purchased in the market and no new shares shall be issued under the Plan.

Limits on Individual Participation

Awards to individuals will comprise two elements – Deferred Share Awards and Performance Share Awards.

In any financial year, the limit on the number of shares subject to Deferred Share Awards and Performance Share Awards will be such number of shares as may be acquired after the end of the preceding financial year with, initially, up to 5% of Group Profits. All shares so acquired will be held by the Trust or as treasury shares.

No more than 60% of such shares may be subject to awards for the executive directors.

Group Profits is defined as group profit before taxation and before exceptional and extraordinary items and charges or credits resulting from the Plan or other share option grants.

Within each individual's allocation in any year, two-thirds of the shares so awarded will be Deferred Share Awards. These will normally vest after three years.

Performance Share Awards – Performance Targets

One third of the shares awarded to a participant in any year will be Performance Share Awards. These will normally only vest if appropriately demanding earnings per share ("EPS") performance conditions have been satisfied over a fixed performance period of the three financial years beginning with the year in which the award is made.

Performance Share Awards will vest on the following basis:

Level of Performance Share Awards expressed as a percentage of the participant's salary	Average annual growth in Michael Page International Plc EPS in excess of growth in RPI over three years
Portion of award greater than 75% of salary	10% p.a.
Portion of award between 50% and 75% of salary	7.5% p.a.
Portion of award up to 50% of salary	5% p.a.

EPS will be defined each year by the Remuneration Committee to exclude exceptional and extraordinary items and charges or credits resulting from the Plan or other share option grants on a consistent basis of accounting.

The performance condition may be varied in certain circumstances to take account of technical changes, such as changes to accounting standards, after the grant of Performance Share Awards so as to achieve its original purpose. The Committee may set different EPS targets for future awards, but such targets must be considered by the Committee as no less challenging in the circumstances than the original targets and will be disclosed in the Company's annual report and accounts.

Vesting of Awards

A Deferred Share Award and a Performance Share Award will normally vest immediately following the Company entering an open period following the third anniversary of its grant and shares may then be transferred, or options may be exercised within a six month period.

Awards will normally be forfeited if a participant gives notice of his resignation of employment prior to the vesting date, or if he is dismissed for cause prior to this date, unless the Committee determines otherwise. For participants leaving in other situations:

(a) Deferred Share Awards will vest and shares may then be transferred, or options may be exercised within a six month period, upon cessation of employment in the circumstances of ill-health or disability, redundancy, retirement or the sale of an employing business or subsidiary, and within a twelve month period following death;

(b) Performance Share Awards will vest and shares may then be transferred, or options may be exercised within a six month period, following cessation of employment in the circumstances described above (and within a twelve month period following death). In the case of retirement, vesting will take into account performance, normally up to the end of the previous financial year and the number of shares that may vest will be reduced pro rata for the length of time that the period from the date of grant of the award to the date of retirement compares to three years.

Rights attaching to shares

Participants awarded restricted shares will be entitled to receive dividends and to exercise voting rights in respect of the shares awarded. A participant who is granted an option, however, will not be entitled to receive any dividends or exercise voting rights prior to the exercise of his Deferred Share Award or Performance Share Award.

Takeover, reconstruction and winding-up

In the event of a takeover, scheme of arrangement or winding-up of the Company (not being an internal reorganisation):

(a) a Deferred Share Award will vest on the occurrence of that event and shares may then be transferred, or options may be exercised within a one month period (or such longer period as may be determined by the Committee); and

(b) a Performance Share Award will vest to the extent that the performance condition has been satisfied (as though the date of the relevant event were the end of the performance period) and shares may then be transferred, or options may be exercised within a one month period (or such longer period as may be determined by the Committee).

Any internal reorganisation will not result in the accelerated vesting of any awards and, instead, awards will be replaced by new awards over shares in the new holding company.

Adjustments to Options

In the event of any variation of share capital or of any increase in share capital, or in the event of a demerger, payment of a capital dividend or distribution of an unusual nature or any other circumstance similarly affecting options, the Committee may make such adjustments as it considers appropriate to the number of ordinary shares subject to the options and/or to any price payable to acquire the shares. Where restricted shares have been awarded the shares will be subject to the share capital variation in the same manner as other ordinary shares. Any additional shares or cash or other receipts received in connection with the restricted share award will be subject to the same restrictions as the shares awarded.

Alterations to the Plan

The Committee may, at any time, alter the rules of the Plan or the terms of any award in any respect, provided that prior approval of shareholders is obtained for alterations or additions to the advantage of participants to the rules governing eligibility, the limit on individual participation, the total number of shares that may be awarded under the Plan, the terms of exercise or release of awards and the adjustment of awards on a variation of capital.

Such prior approval is not required for any minor alteration made to benefit the administration of the Plan to take account of a change in legislation or to obtain or maintain a favourable tax, exchange control or regulatory treatment for participants or for any group company.

The directors are also seeking shareholder approval to extend the Plan outside the UK, by establishing further plans based on this Plan or adding schedules thereto, provided that the individual participation limits and the total value of shares that may be awarded under the Plan and any further plans or schedules do not exceed the Group Profits limit described above.

Michael Page International plc
Page House
39-41 Parker Street
London WC2B 5LN

t +44 (0)20 7831 2000
f +44 (0)20 7831 2612

www.michaelpage.co.uk

Michael Page
INTERNATIONAL

03 DEC 22 7:21

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	11:48 6 Nov 2003
Number	7490R

RNS Number:7490R
Michael Page International PLC
6 November 2003

Letter to Michael Page dated 3rd November 2003

We act as an Investment Manager for a number of large institutional investors and for a number of commingled funds. In acting for our Clients, we are given full discretion over the investments, and are empowered to vote on their behalf. However, we do not act as their Custodian, and therefore shares are not held in our name, but in the nominee name of their Custodian Bank.

Recent purchases/sales of shares in your company by ourselves, on behalf of our clients, have resulted in our having control over the following shares (also see below):

SILCHESTER: 39,949,000 Ordinary Shares

Our records show that you have the following shares in that class

MICHAEL PAGE: 363,662,799 Ordinary Shares

As such, we exercise control over 10.99% of the shares of that class.

Company:	Michael Page	Address:	Page House 39-41 Parker Street London, WC2 5LN
Share Class:	ORD		
Issued Shares:	363,662.799	Attention:	Company Secretary
SII Ownership:	39,949,000 % of Class 10.99	Date:	3rd November 2003
Nominee	Share Holding	Voting Authority:	
Northern Trust Co	39,949.000	Yes	

From Silchester International

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SILCHESTER INTERNATIONAL INVESTORS LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

NAME: NORTHERN TRUST Co
NUMBER: 39,949,000

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

129,000

8) Percentage of issued Class

0.04%

9) Class of security

ORDINARY SHARES

10) Date of transaction

3/11/03

11) Date company informed

5/11/03

12) Total holding following this notification

39,949,000

13) Total percentage holding of issued class following this notification

10.99%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753 849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 6/11/03 ....

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-5162

Michael Page International

FORM OF PROXY

Relating to the Extraordinary General Meeting of the Company to be held at 11.00am on Thursday 18 December 2003 at 39-41 Parker Street, London WC2B 5LN.

I/We ______________________________

of ______________________________

being a holder(s) of ordinary shares of 1p each in the capital of the Company hereby appoint the Chairman of the meeting or (see Note 4) ______________________________

as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at 11.00am on Thursday 18 December 2003 and at any adjournment thereof.

My/our proxy is to vote on the resolution to be proposed at the Meeting as follows:

Resolution: Michael Page Incentive Share Plan 2004	For	Against	Vote Witheld
THAT: (a) the rules of the Michael Page Incentive Share Plan 2004 ("the Plan") be approved, and that the Directors be hereby authorised to do all acts and things they consider necessary or expedient for the purposes of implementing the Plan; and (b) the Directors be authorised to establish such schedules to the Plan and/or such other plans based on the Plan, but modified to take account of local tax, exchange control or securities laws outside the UK, provided that any shares made available under such schedules or plans must be treated as counting against the relevant individual limits in the Plan.			03 DEC 22 PM 7:21

In the absence of instructions, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolutions. The proxy is also authorised to vote (or abstain from voting) on any other business which may properly come before the meeting.

Signatures: ______________________________ Date: ______________

Notes.

1. Please indicate how you wish your proxy to vote on the resolution by inserting 'X' in the appropriate space.
2. The "Vote Withheld" option is to enable you to abstain on the resolution. Please note that a "Vote Withheld" has no legal effect and will not be counted in the votes "For" and "Against" the resolution.
3. In the case of a corporation the proxy must be under its common seal (if any) or the hand of its duly authorised agent or officer. In the case of an individual the proxy must be signed by the appointer holder, attorney, or other authority (if any) under which it is signed.
4. This proxy should reach Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR, not less than 48 hours before the time for the holding of the meeting or adjourned meeting together with any authority (or a notarially certified copy of such authority) under which it is signed.
5. If you wish to appoint a proxy other than the Chairman of the meeting, delete the words "the Chairman of the meeting" and insert the name and address of your proxy in the space provided. Please initial the amendment. A proxy, who need not be a member of the Company, must attend the meeting in person to represent you.
6. In the case of joint holders the signature of only one of the joint holders is required but, if more than one votes, the vote of the first named on the register of members will be accepted to the exclusion of other joint holders.